Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Fixed Charges
Interest expense	$3,501	$4,807	$17,729	$20,082	$21,738
Earnings
Income before income taxes	11,600	10,074	3,246	2,802	(195)
Add: Interest expense	3,501	4,807	17,729	20,082	21,738
Total Earnings	15,101	14,881	20,975	22,884	21,543
Ratio of earnings to fixed charges	4.3	3.1	1.2	1.1	1.0